333-82318

P.E. 4-10-02

02032305

[redacted] **SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

RECEIVED APR 2 2 2002 154

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 10, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

PROCESSED
MAY 0 7 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____

Press release

FOR IMMEDIATE RELEASE

Novo Nordisk first-quarter sales growth lower than expected – estimated full-year earnings growth reduced

Bagsvaerd, Denmark (April 10, 2002)—Novo Nordisk A/S (NYSE: NVO) today announced that sales in the first quarter of 2002 have been lower than anticipated and that full-year sales are not likely to reach the previously expected level. Based on this, the company has reduced expectations for full-year operating profit growth from 15% to 5–10%. These expectations exclude potential income related to the planned out-licensing of NN622 currently in Phase 3 development. The company is in the process of implementing a number of cost-containment measures and corrective actions in order to align its cost development with the development in sales.

Novo Nordisk's sales in the first quarter of 2002 increased by 2% compared with the first quarter of 2001. For the full year, sales growth could be between 7% and 10%.

The above outlooks are based on the assumption that currency exchange rates remain at the current levels for the rest of the year.

The lower than expected sales in the first quarter of 2002 are primarily due to the following:

- In general, sales growth of insulin in Europe has been negatively affected by a slower conversion to analogs and new devices. The lower sales of insulin in Europe are also explained by larger insulin inventory building at wholesalers in the fourth quarter of 2001. Furthermore a sales shortfall has been observed in connection with insulin tender orders to emerging markets.
- Lower sales of Prandin® (repaglinide) Tablets in the US.
- Lower sales of human growth hormone in Japan, primarily reflecting a slower market penetration of Norditropin® SimpleXx®.
- NovoSeven® Coagulation Factor VIIa (Recombinant) sales grew at a lower rate than in previous quarters, which may partly be explained by periodization, as the use and sales of NovoSeven® are subject to large quarterly fluctuations.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

Lars Rebien Sørensen, president and CEO of Novo Nordisk, said: "Sales growth in the first quarter clearly has not lived up to our expectations. While the lower sales growth may partly be due to periodization, we have concluded that it is unlikely that full-year sales and operating profit will reach the previously anticipated levels. We have therefore taken action to address the main factors that are within our control. We believe that these corrective measures will allow us to reach the revised full-year earnings estimate for 2002 without compromising our ability to grow our business, expand our production capacity, develop and launch new products and reach our financial targets in the longer term."

In its 2001 earnings release issued on 7 February, Novo Nordisk noted that the largest part of the increase in operating profit for 2002 was expected to be realized in the second half of the year. The lower than expected sales growth in the first quarter of 2002 further underpins this uneven distribution of operating profit between the first and second half of 2002.

Novo Nordisk will provide further comments on sales and inform about the cost development for the first quarter of 2002 in its first-quarter earnings release on 30 April 2002 and the subsequent conference call on that date.

Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 27 April 2001. Please also refer to the section 'Financial Risk Factors' in the Annual Financial Report 2001, and to the company's Form 20-F, which will be filed no later than June 2002. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as hemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. With

Novo Nordisk A/S
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

headquarters in Denmark, Novo Nordisk employs approximately 16,000 people in 68 countries and markets its products in 179 countries. For further company information visit www.novonordisk.com

For further information please contact:

Media:
In North America:
Susan T Jackson
Phone: (+1) 609 919 7776

Investors:
In North America:
Rasmus Jorgensen
Phone: (+1) 212 867 0123
Phone (mobile): (+1) 917 945 4640

Novo Nordisk A/S
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 4/10/2002

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer